                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         Maverick Restaurant Corporation
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   577905 10 2
                                ----------------
                                 (CUSIP Number)

                              Jacqueline K. Levings
                                250 N. Rock Road
                                    Suite 250
                               Wichita, KS  67206
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  June 17, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b) (3) or (4), check the following box:     /___/









                                Page 1 of 5 Pages

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                                  SCHEDULE 13D

CUSIP No. 577905 10 2                                          Page 2 of 5 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Alan Bundy

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a)  /___/
                                                                      (b)  /___/

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          OO

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                     (e)  /___/

6)   CITIZENSHIP OR PLACE OR ORGANIZATION

          United States

                       7) SOLE VOTING POWER
                          738,000
NUMBER OF
SHARES                 8) SHARED VOTING POWER
BENEFICIALLY                 0
OWNED BY EACH
REPORTING              9) SOLE DISPOSITIVE POWER
PERSON WITH               738,000

                       10) SHARED DISPOSITIVE POWER
                             0

11)AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          738,000

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES     /___/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.4%

14)  TYPE OF REPORTING PERSON

          IN

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Schedule 13D

Item 1.   Security and Issuer

     A.   Name and Address of Issuer:

               Maverick Restaurant Corporation
               302 N. Rock Road, Suite 200
               Wichita, KS  67206



     B.   Title of Class of Securities:

               Common Stock, $0.01 par value



Item 2.   Identity and Background

     A.   Name of Person Filing:

               Alan Bundy, an individual



     B.   State of Incorporation

               Not Applicable



     C.   Address:

               302 N. Rock Road, Suite 200
               Wichita, KS  67206



     D.   Convicted in Criminal Proceeding (if so, give details)

               Not Applicable



     E. Subject to injunction enjoining future violations of the Securities laws (if so, give details)

               Not Applicable

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Item 3.   Source and Amount of Funds or Other Consideration

               The Reporting Person exchanged assets with the Issuer and received as a portion of the purchase price for such assets the common stock reported herein.


Item 4.   Purpose of Transaction

               The purpose of the transaction was to sell certain assets owned by the Reporting Person to the Issuer. In exchange for these assets, the Issuer issued to the Reporting Person the common stock reported herein.


Item 5.   Interest in Securities of the Issuer.

     A.   Amount Beneficially Owned and Percent of Class:

               738,000 Shares
               10.4%



     B.   Number of shares to which such person has:

          (i)  sole power to vote or to direct the vote:

                    738,000 Shares



          (ii) shared power to vote or to direct the vote:

                    -0-



          (iii) sole power to dispose or to direct the disposition of:

                    738,000 Shares

          (iv) shared power to dispose or to direct the disposition of:

                    -0-

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     C.   Description of any transactions effected during past 60 days.  The following open market purchases were made:

               See Item 3.

     D.   Power to Direct the Receipt of Dividends other than Reporting Person.

                    Not Applicable

     E.   Date Reporting Person Ceased to be 5% Beneficial Owner.

                    Not Applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

               Not Applicable



Item 7.   Material to be Filed as Exhibits:

               Not Applicable





                                   SIGNATURES



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct:

                               July 31, 1996
                              ------------------------------
                              (Date)



                              /s/ Alan Bundy
                              ------------------------------
                              (Signature)



                              Alan Bundy
                              ------------------------------
                              (Name)